

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 9, 2017

<u>Via E-mail</u>
Russell C. Ellwanger
Chief Executive Officer
Tower Semiconductor Ltd.
Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 23105, Israel

      Re: Tower Semiconductor Ltd.
            Form 20-F for the Fiscal Year Ended December 31, 2016
            Filed April 10, 2017
            File No. 0-24790

Dear Mr. Ellwanger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /S/ Martin James

                Martin James
                Senior Assistant Chief Accountant
                Office of Electronics and Machinery